Exhibit (d)(5)
February 28, 2007

To:	CRX Acquisition Ltd.
c/o Fortis Capital Corporation
153 East 53rd St., 27th Floor
New York, New York 10022

Re:	Dolphin, Inc. – Frank P. Vaughan — Equity Commitment Letter
Gentlemen:
     Reference is made to the Asset Purchase Agreement, dated as of the date hereof (as it may be amended from time to time, the “Asset Purchase Agreement”), by and among CRX Acquisition Ltd., a Bermuda exempted company (“Purchaser”), FB Transportation Capital LLC, a Delaware limited liability company (“Sponsor”), and The Cronos Group, a limited liability company (société anonymé holding) organized and existing under the laws of the Grand Duchy of Luxembourg (the “Company”), pursuant to which Purchaser, or a permitted assignee of Purchaser, will acquire the assets and assume the liabilities of the Company subject to and in accordance with its terms. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Asset Purchase Agreement.
     The undersigned is entering into this commitment letter agreement (“Equity Commitment Letter”) at or about the same time that certain other holders of Common Shares of the Company are entering into Equity Commitment Letters with Purchaser having terms substantially similar hereto. The undersigned, such other Persons who are parties to such other Equity Commitment Letters and any other Persons who become parties to Equity Commitment Letters with Purchaser after the date hereof, are collectively referred to herein as the “Investors”. This letter is being delivered to Sponsor and Purchaser in connection with the execution and delivery of the Asset Purchase Agreement by Purchaser, Sponsor and the Company.
     This letter confirms the commitment of the undersigned, subject to the conditions set forth herein, to contribute and deliver to Purchaser at or immediately prior to the Closing cash in the amount set forth on Schedule A attached hereto (and which is made a part hereof) (the “Committed Cash”) in exchange for that number of common shares of Purchaser, US$0.01 par value per common share (such common shares of Purchaser being referred to herein as the “Subject Equity Securities”) set forth on Schedule A. The amounts and consideration referred to above and in Schedule A are subject to upwards adjustment under certain circumstances as set forth below; provided however, that the undersigned shall not, under any circumstances, be obligated to contribute to Purchaser an amount of cash in excess of the “Maximum” amount of Committed Cash set forth on Schedule A. The undersigned’s obligation hereunder to contribute and deliver the Committed Cash to Purchaser is herein referred to as the “Commitment”), and such obligation is subject in all respects to (a) the terms of this letter, (b) the satisfaction of the

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conditions precedent to Purchaser’s and Sponsor’s obligations to effect the Closing, (c) the performance in full by the other Investors of their obligations under their respective Equity Commitment Letters and (d) the issuance to the undersigned of the Subject Equity Securities (all of which will be deemed to occur immediately prior to the Closing). The other terms and conditions regarding the undersigned’s proposed investment in Purchaser are summarized in Schedule B, which is attached hereto and made a part hereof.
     The undersigned’s obligation hereunder to contribute and deliver to Purchaser the Committed Cash will terminate automatically and immediately upon the earlier to occur of the following: (a) the termination of the Asset Purchase Agreement and (b) the Closing.
     The undersigned and Purchaser also each agree to enter into, effective upon the Closing, definitive agreements reflecting the terms and conditions set forth in this letter and those referred to or summarized in Schedule B hereof, with such agreements, in each case, containing such other terms as are (a) not materially inconsistent with the terms and conditions hereof and those summarized in Schedule B and (b) not materially adverse to the undersigned, Sponsor or Purchaser.
     Effective immediately prior to the Closing, any employment agreement(s) of the undersigned with the Company shall terminate (it being acknowledged that the undersigned has an employment agreement with a subsidiary of the Company, and not with the Company), and undersigned shall have no rights or entitlements thereunder, provided that such termination is subject to the satisfaction of all of the following conditions:
(a) The transactions contemplated by the Asset Purchase Agreement are consummated in accordance with the terms thereof, including the undersigned’s exercise of any Stock Options, redemption of any SARs, settlement of any Stock Units, and claiming of vested ownership of any Restricted Shares, as the case may be, on an accelerated vesting basis as contemplated by Section 2.3 of the Asset Purchase Agreement; and
(b) Simultaneously with the Closing, the undersigned and Purchaser shall have entered into the agreements referred to in the first immediately preceding full paragraph above.
Should any of such conditions not be satisfied, the employment agreement(s) of the undersigned referred to above shall remain in full force and effect in accordance with their respective terms.
     Nothing hereunder shall limit or restrict the undersigned from exercising any duties to the Company, its Board of Directors or its Shareholders to the extent the exercise of such duties is otherwise permitted under Section 8.1 of the Asset Purchase Agreement.
     The undersigned’s rights and obligations under this Equity Commitment Letter may not be assigned without the prior written consent of Purchaser, and any attempted assignment shall be null and void and of no force or effect. Except to the extent otherwise agreed to by Purchaser, any such permitted assignment shall not relieve the undersigned of its obligations under this letter. This letter may not be amended, and no provision hereof waived or modified, except by

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an instrument in writing signed by Purchaser and the undersigned and approved in writing by Sponsor. Notwithstanding the foregoing, the undersigned and Purchaser acknowledge and agree that the structure and terms of the proposed investment contemplated hereunder may be subject to change upon and subject to the mutual consent of the parties hereto.
     Purchaser may assign its rights and obligations hereunder to an entity affiliated with Purchaser, provided that (i) such assignment shall not relieve Purchaser of its obligations hereunder and (ii) such assignment does not adversely affect in any material respect the undersigned’s rights or benefits hereunder.
     This Equity Commitment Letter shall be binding on and inure to the benefit of the undersigned and Purchaser and their respective heirs, guardians, representatives, trustees, executors, successors and permitted assigns, and nothing set forth in this letter shall be construed to confer upon or give to any Person other than the undersigned, Sponsor and Purchaser and their respective successors and permitted assigns, any benefits, rights or remedies under or by reason of, or any rights to enforce the Commitment or any other provisions of this letter.
     The undersigned represents and warrants to Purchaser that: (i) the undersigned has the requisite capacity and authority to execute and deliver this letter and to fulfill and perform the undersigned’s obligations hereunder; (ii) this letter has been duly and validly executed and delivered by the undersigned and constitutes a legal, valid and binding agreement of the undersigned enforceable by Purchaser against the undersigned in accordance with its terms; (iii) the undersigned has full and unrestricted power and authority to enter into and perform his or its obligations under this letter agreement without the consent or approval of, or any other action on the part of, any other Person; (iv) other than the filing by the undersigned of any reports with the SEC, neither the execution and delivery of this letter by the undersigned, nor the consummation by the undersigned of the transactions contemplated hereby, nor the compliance by the undersigned with any of the provisions hereof (1) requires any consent or other permit of, or filing with or notification to, any Governmental Entity or any other Person by the undersigned, (2) results in a violation or breach of, or constitutes (with or without notice or lapse of time or both) a default (or gives rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any agreement, document or instrument to which the undersigned is a party or by which the undersigned may be bound or affected, (3) violates any law or order or judgment of any governmental authority applicable to the undersigned, or (4) results in a lien or encumbrance upon any of the property of the undersigned; and (v) the undersigned has not entered into any actual or planned disposition of Common Shares, commitment or other agreement or arrangement that is inconsistent with the terms of this letter. The undersigned covenants and agrees that from and after the date hereof and for so long as this letter remains in effect, the undersigned shall not take or omit to take any action that would or would cause or result in any of the foregoing representations and warranties to become untrue.
     This letter may be executed in counterparts. This letter and any related dispute shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. Each of the parties hereto (i) consents to submit himself or itself to the personal jurisdiction of any state or federal court located in the Borough of Manhattan of The City of New York in the event any dispute

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arises out of this letter or any of the transactions contemplated by this letter, (ii) agrees that he or it (as the case may be) will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (iii) agrees that he or it (as the case may be) will not bring any action relating to this letter or any of the transactions contemplated by this letter in any court other than such courts sitting in the Borough of Manhattan of The City of New York.
     EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.
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Very truly yours,

/s/ Frank P. Vaughan
Name: Frank P. Vaughan

Accepted and Acknowledged as of the date first written above:

CRX ACQUISITION LTD.

By:	/s/ Milton J. Anderson

	Name:	Milton J. Anderson

	Title:	President

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SCHEDULE A
Name: Frank P. Vaughan

Amount of Committed Cash	Maximum Amount of Committed Cash	Number of Common Shares of Purchaser (Subject Equity Securities)	Maximum Number of Common Shares of Purchaser (Subject Equity Securities)

$76,200	$500,000	76,200	500,000

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SCHEDULE B
SUMMARY OF TERMS
FOR COMMON STOCK FINANCING OF
CRX ACQUISITION LTD.
FEBRUARY 28, 2007
     This Summary of Terms summarizes the principal terms of the proposed equity financing of a Bermuda exempted company (“Purchaser”) in connection with its formation and its subsequent capitalization. It is intended that Purchaser will (i) acquire all of the assets and assume all of the liabilities of The Cronos Group, a limited liability company (société anonyme holding) organized and existing under the laws of the Grand Duchy of Luxembourg (“Dolphin”), (ii) sell and transfer the interests in container assets formerly owned by Dolphin and its affiliates to FBT Transportation Capital LLC, a Delaware limited liability company (“FBT”), or an affiliate or affiliates thereof (the transactions referred to in clauses (i) and (ii) above being hereinafter referred to collectively as the “Transaction”), and (iii) manage container assets owned by CF Leasing Limited (a Bermuda exempted company) and/or any of its affiliates (and their respective successors and assigns) following consummation of the Transaction.
     It is intended that Dennis J. Tietz, Peter J. Younger, Frank P. Vaughan and John C. Kirby, current officers and/or directors of Dolphin (such individuals being referred herein to as the “Management Parties”) will acquire, along with FBT, common shares, US $0.01 par value, of Purchaser (the “Common Shares”) in connection with Purchaser’s capitalization in connection with the Transaction. It is presently anticipated that a third party investor or investors that are accredited investors (“Third Party Investors”) will join in such acquisition of Common Shares with FBT and the Management Parties. FBT, the Third Party Investors and the Management Parties are sometimes referred to herein as the “Investor Parties.” The Third Party Investors that will make equity investments in Purchaser in accordance with this Summary of Terms will be subject to the prior approval by FBT, which approval will not be unreasonably withheld.
     This Summary of Terms includes the basic proposed rights, preferences and obligations of the Investor Parties, which are to be in embodied in the governance documents of Purchaser and other agreements among the Investor Parties. In addition to the terms set forth in this Summary of Terms, the Investor Parties intend to negotiate additional customary terms for inclusion in the governance documents and such other agreements. All sums in dollars contained herein shall refer to U.S. Dollars.

Offering Terms

Closing Date:	As of the closing of the Transaction (the “Closing”).

Investor Parties:	At Closing, the Management Parties will acquire a minimum of 2,000,000 Common Shares of Purchaser, which may be increased up to a maximum of 4,000,000 Common Shares of Purchaser, in exchange for their contribution of cash.

At Closing, FBT will acquire 4,800,000 Common Shares of Purchaser in exchange for its contribution of cash.

At Closing, Third Party Investors will acquire up to 5,000,000 Common Shares of Purchaser, in exchange for their contribution of cash. In the event that Management Parties and Third Party Investors do not invest at least $7,000,000 in cash at Closing to purchase Common Shares of Purchaser, then FBT will agree to purchase an additional number of Common Shares for a sum that is equal to the amount by which $7,000,000 exceeds the total amount actually invested by the Third Party Investors and Management Parties.

Price Per Common Share of Purchaser to be Acquired:	US $1.00 per share

Counsel and Expenses:	Each party shall pay its own expenses incurred in connection with the matters contemplated herein, including the completion of the Transaction and/or the termination of the definitive agreements governing same, irrespective of the completion of the transactions contemplated hereunder.

CHARTER

General:	Except as described below, the Charter will include standard terms. “Blank Check” preferred shares will be authorized permitting the creation and issuance of preferred shares by the Board of Directors of Purchaser (the “Board”) in the future, although the issuance of any preferred shares will be subject to the terms and conditions of the Shareholders Agreement described below. Supermajority shareholder voting provisions will be required in connection with the approval and adoption of certain transactions and events, as described below under “Liquidation Events”.

SHAREHOLDERS AGREEMENT

General:	The Shareholders Agreement will address how the Board is to be composed, how the Investor Parties and any other/future investors would fit into that scheme, and shareholder voting agreement provisions to enforce the intended Board composition terms and related matters.

Dividends:	Dividends will be paid in respect of Common Shares when, as and if declared by the Board of Directors, but subject in all respects to “Matters Requiring Board Approval” below.

Information Rights:	Purchaser will deliver to the holders of Common Shares (i) audited consolidated financial statements no later than 120 days after the end of each fiscal year, (ii) unaudited consolidated quarterly financial statements no later than 60 days after each quarter and (iii) such operational information as reasonably requested by FBT and the Third Party Investors.

Board Matters / Voting Rights:	Purchaser’s Board of Directors shall initially be composed of five members: (i) Dennis J. Tietz, (ii) Peter J. Younger, (iii) two directors designated by FBT and (iv) one director designated by the Third Party Investors. Any replacement of Messrs. Tietz or Younger must be first approved by FBT. However, only an Investor Party that has designated a director may remove that director. These arrangements will remain in effect for a period of not less than two years following the date of the Shareholders Agreement.

Restriction on Transfer:	The Investor Parties shall not transfer or otherwise dispose of any Common Shares or securities convertible, exercisable or exchangeable into Common Shares, except (i) to a permitted transferee (an affiliate, in the case of FBT and any Third Party Investor, and a trust or other estate planning vehicle, in the case of a Management Party), (ii) pursuant to a public offering approved in accordance with, and as described in, “Matters Requiring Board Approval” below, (iii) to the Company or (iv) as described under “Right of First Refusal/Tag Along,” “Drag Along” and “Repurchase of Management Shares” below.

Right of First Refusal/Tag Along:	Purchaser (first) and the Investor Parties (second) shall have a right of first refusal with respect to the proposed sale of any Common Shares or any other shares of Purchaser by any of the Investor Parties, in each case with a right of oversubscription of shares unsubscribed by the other holders of the Common Shares. In addition, before any Investor Parties may offer to sell collectively 60% or more of Purchaser’s outstanding Common Shares, they must give the other Investor Parties an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller(s) and those held by the other participating Investor Parties.

Drag Along:	If one or more Investor Parties holding collectively at least 50% of Purchaser’s Common Shares propose to sell their Common Shares to a third party (not constituting permitted transferees), and such sale shall have been approved by FBT, then the selling Investor Parties shall have the right to require all of the other Investor Parties to include in such sale the Common Shares of such other Investor Parties.

Budget Approval:	Management will prepare and submit to the Board for approval, at least thirty days prior to the end of each fiscal year, (i) a comprehensive operating budget forecasting Purchaser’s revenues, expenses, and cash position on a quarter-to-quarter basis for the upcoming fiscal year and (ii) a quarter-to-quarter capital expenditure budget for the upcoming fiscal year.

Matters Requiring 75% Board Approval:	Purchaser will not, without the approval of a number of directors constituting at least 75% of the entire Board of Directors:

(A) (i) liquidate, dissolve or wind up the affairs of Purchaser, or effect any Liquidation Event (as defined below); (ii) authorize or create any class or series of, or increase the authorized number of, or issue, any shares (including the Common Shares), or any options, warrants or other rights or securities convertible into or exercisable or exchangeable for, or otherwise relating to, any such shares, options, warrants, rights or securities (collectively, “Equity Securities”) (other than with respect to a to-be-determined sum of Common Shares, including those issuable upon exercise of options, which may be issued to employees and directors of Purchaser under an equity incentive compensation plan to be approved by the Board of Directors, which shall also include the approval of both of the FBT Directors, after Closing), (iii) amend, alter, or repeal any provision of the charter, memorandum of association, byelaws and other constituent governing documents of Purchaser; (iv) purchase or redeem, or declare or pay any dividend on, any Equity Securities, (v) create or authorize the creation of any debt security; (vi) adopt or approve any stock option plan or other executive equity compensation plan or benefit plan (other than as referred to in sub-clause (ii) above; or (vii) increase or decrease the size of the Board of Directors.

(B) (i) make any loan or advance to, or acquire (whether by purchase, merger, amalgamation, recapitalization, consolidation or otherwise) any share or other securities of, any subsidiary or other corporation, partnership or other entity unless it is wholly-owned by Purchaser prior to such loan, advance or acquisition; (ii) make any loan or advance to any other person other than the extension of trade credit in the ordinary course of Purchaser’s business; (iii) guarantee any indebtedness except for indebtedness of any subsidiary or trade accounts of any subsidiary arising in the ordinary course of Purchaser’s business; (iv) make any investment other than investments in prime commercial paper, money market funds, certificates of deposit in any United States bank having a net worth in excess of $30,000,000 or obligations issued or guaranteed by the United States of America, in each case having a maturity not in excess of two years; (v) incur any aggregate indebtedness for borrowed money (including, for this purpose, capital lease obligations) that at any one time is (or would be upon its incurrence) greater than $250,000, except that trade credit incurred in the ordinary course of Purchaser’s business shall not be deemed indebtedness for borrowed money; (vi) make or commit to the making of any capital expenditure in excess of $1,000,000, that is not already included in a Board-approved budget; (vii) enter into or be a party to any transaction with any director, officer or employee of Purchaser or any “associate” (as that term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of any such person other than compensation arrangements for non-executive employees that are included in a Board-approved budget; (viii) hire, fire or change the compensation of any executive officer; (ix) change the principal business of Purchaser, enter new lines of business, or exit the current line of business; (xii) sell, transfer, pledge or encumber any property of Purchaser or its subsidiaries, other than certain customary “permitted” liens, liens created in connection with indebtedness permitted in sub-clause (v) above and liens granted in the ordinary course of Purchaser’s business; (xiii) settle any litigation where the amounts in dispute exceed $100,000; (xiv) acquire or dispose (except in the ordinary course of business) of assets having a value in excess of $200,000; or (xvii) make any amendment to Purchaser’s debt arrangements.

Liquidation Event:	Purchaser will use its commercially reasonable efforts to explore a Liquidation Event by the end of the fifth year following the date of the Shareholders Agreement. It is anticipated that such Liquidation Event will result in aggregate net proceeds of at least $30.0 million, and a minimum consideration to the Investor Parties attributed to the Common Shares of $2.50 per share (such price being subject to usual and customary adjustments for stock splits, reverse splits, stock dividends and similar recapitalization events).

“Liquidation Event” means any transaction or series of related transactions constituting: (i) a voluntary or involuntary liquidation, reorganization, dissolution or winding up of Purchaser, (ii) a direct or indirect, transfer, in one or a series of transactions, of all or substantially all of the assets of Purchaser, (iii) a sale, amalgamation, merger, reclassification, recapitalization, restructuring, consolidation or business combination or any other similar transaction of or involving Purchaser, unless the holders of record of Purchaser’s voting stock as constituted immediately prior to the consummation of any such transaction will, immediately after any such transaction hold greater than 50% of the voting stock of the acquiring entity or surviving entity, or either of such entities’ parent, in approximately the same relative percentages after any such transaction as before any such transaction, or (iv) the consummation of any transaction by which any person or group (as referred to in Section 13(d)(3) of the Exchange Act), other than FBT, the Third Party Investors or any of their respective permitted transferees, is or becomes the “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the voting stock of Purchaser.

Until the fifth anniversary of the date of the Shareholders Agreement, the approval of a Liquidation Event described in clauses (ii) or (iii) above in the immediately preceding paragraph shall also require the affirmative vote of Shareholders holding at least 65% of the outstanding shares of Common Shares. On and after the fifth anniversary of the date of the Shareholders Agreement, the approval of a Liquidation Event described in such clauses (ii) or (iii) shall require only the affirmative vote of Shareholders holding not less than the minimum statutorily required percentage of shares outstanding in order for such proposal to be approved. The Purchaser’s charter shall contain these provisions.

Purchase or Repurchase of Investor Parties’ Shares:	For the first five (5) years following the execution and delivery of the Shareholders Agreement, the Purchaser and the Shareholders will be subject to usual and customary share purchase and repurchase arrangement provisions to be determined by mutual agreement by and among the Purchaser and the Investor Parties (including the Management Parties), including rights of first refusal and rights to purchase and repurchase Common Shares upon the occurrence of certain events affecting an Investor Party, such as death, disability, divorce, foreclosure, retirement, insolvency, voluntary or involuntary transfer or sale and termination of employment of an Investor Party. Following such five (5) year period, it is currently intended that the Shareholders shall not be subject to such purchase or repurchase arrangements by or on behalf of the Purchaser and such other Investor Parties.

Termination:	All rights under the Shareholders Agreement shall terminate upon a Liquidation Event.

OTHER AGREEMENTS

Registration Rights Agreement:	The parties shall enter into a registration rights agreement that shall provide for three demand registrations by any person holding at least 15% of the registrable securities at any time following the earlier of (a) three (3) years after the date of the Closing and (b) six months following an initial public offering. In addition, the parties shall have piggyback registration rights and the agreement shall contain such other usual and customary provisions as the parties may agree.

Employment Agreements:	Messrs. Tietz and Younger will each enter into an employment agreement in a form reasonably acceptable to Purchaser and to FBT. Messrs. Tietz’s and Younger’s employment agreements shall each have terms and conditions substantially the same as those contained in the proposed draft employment agreement attached to their respective equity commitment letter as Exhibit I thereto. Messrs. Tietz and Younger will each waive any severance payments they may be entitled to under their existing employment arrangements. In addition, Mr. Younger will waive any transaction bonus that he may be entitled to receive upon the consummation of the Transaction. The terms and conditions of Messrs. Vaughan’s and Kirby’s current employment agreements with certain Subsidiaries of Dolphin shall remain in full force and effect and will not be affected by the Transaction.

Employee Stock Options, Restricted Shares, Etc.:	Subject to the provisions set forth above, the Board of Directors of Purchaser shall implement such employee stock option, restricted shares and such other equity compensation plans as it may determine.

Definitive Agreements; Governing Law:	This summary of terms does not constitute or create, and shall not be deemed to constitute or create, any legally binding or enforceable obligation, or any commitment to invest, on the part of any party referred to in this summary of terms. No such obligation shall be created except by the execution and delivery of definitive agreements containing such terms and conditions of as shall be agreed upon by the parties and then only in accordance with the terms and conditions of such agreements. All such definitive agreements shall be governed in all respects by the laws of the State of New York (except with respect to certain terms that shall be governed by the internal law of the jurisdiction of formation of Purchaser).

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